[NAME]     CONSOLIDATED GROWERS AND PROCESSORS, INCORPORATED
[STATE-OF-INCORPORATION]     DELAWARE
[IRS-NUMBER]      77-0462311
[NEW-BUSINESS-ADDRESS]
[STREET1]     6350 LAUREL CANYON BLVD.
[STREET2]     SUITE 406
[CITY]        NORTH HOLLYWOOD
[STATE]       CALIFORNIA
[ZIP]         91606
[PHONE]       818-752-9990


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM-10SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock


               CONSOLIDATED GROWERS AND PROCESSORS, INCORPORATED


ITEM 1. DESCRIPTION OF BUSINESS

Consolidated Growers and Processors, Incorporated (hereinafter "CGP" or "the Company"), OTC BB: CGPR, was formed and incorporated in Delaware on June 10, 1997 for the principal purpose of engaging in the large scale commercialization of alternative industrial crop products, primarily industrial hemp, through the development and / or acquisition of new and advanced technologies. The Company was funded through a Reg 504D offering and listed on the OTC market as of October 27, 1997. In October 1997, the Company acquired a minority interest in a German company, Badische Naturfaseraufbereitung ("BaFa"). In 1998, the Company furthered its international operations through the formation of its wholly-owned Canadian subsidiary, Consolidated Growers and Processors (CGP) Canada Limited
("CGP Canada"), NAWARO GmbH ("NAWARO") in Germany and CGP Europe AG ("CGP Europe")in Switzerland. In June 1998, the Company also acquired a 100% interest in a Swiss corporation, Werner Zoellig AG & Glulam Lumber Mfg. ("Zoellig"). The Company has subsequently restructured its European holdings: it has increased its investment in BaFa from 15 percent to 75 percent (effective July 1, 1999) and has sold Zoellig to focus on its core business, the agriculture and processing of industrial hemp. At present, the Company employs nine people.

CGP has created an integrated, global strategy to become the lowest cost producer and preeminent supplier of industrial hemp raw material products, and certain value-added products, in key market segments such as:

a) Nutraceuticals from hemp plant compounds (nutraceuticals are natural compounds that provide health or medicinal benefits beyond basic nutritional needs for disease prevention and / or health maintenance);
b) Pharmaceuticals produced from hemp plant compounds (pharmaceuticals are medical drug products);
c) Hemp food products with nutritional advantages;
d) High quality hemp fibers for production of biocomposites (a biodegradable composite of materials) and substitution of toxic petrochemical and synthetic products such as certain rubbers, plastics and fiberglass; and
e) Other environmentally friendly products such as "tree-free" paper made from hemp pulp. (Pulp is a material produced from the plant stem reduced to a soft uniform mass for making paper.)

Until recent decades, industrial hemp played a vital role in world commerce for over 2,000 years, during which it had been relied upon to supply humanity with a wide range of essential commodities. However, after World War II, since petroleum was in abundant supply and relatively inexpensive, petroleum technologies advanced with synthetic chemical processing to facilitate the replacement of natural, industrial crop products in Western developed countries. Sixty years later, the industrialized world is living with the two major consequences of pollution and economic dependence on sometimes unreliable suppliers of oil. Furthermore, the world is now also facing a potential major fiber crisis in the coming decade. There is an ever-increasing need for fiber in paper and building materials. For these reasons and consequences, producers, consumers and governments of major developed countries are looking toward natural fibers, including industrial hemp, as alternative sources of raw materials. Therefore, new crops will be important to both the sustainability of our natural resources and certain raw material requirements.

The French were the first Western country to begin redevelopment of hemp in 1969. Since 1994, Germany, The Netherlands and Austria have taken the lead with France in starting the revitalization of industrial hemp. Some manufacturers, particularly in the automotive and packaging sectors, have increased demand for natural fibers to enhance the recyclable content of their products. Total industrial hemp sales worldwide have increased exponentially from approximately $5 million USD in 1993 to a projected $500 million for 1999. In Europe, the move toward recycling has created an urgent need to replace petrochemical products / materials with recyclable and / or biodegradable alternatives, particularly in Germany, where the Government has mandated that a minimum of 15 percent of an automobile be recyclable by the year 2002. However, notwithstanding the impressive growth trends, the industrial hemp industry in developed countries is fragmented and still in the early stages of development.

CGP has undertaken the research and development of equipment to maximize harvesting and processing capabilities for industrial hemp. Our German subsidiary, BaFa, has made excellent progress in development of the process to produce the highest quality fiber for application in certain market segments, and the Company has commenced growing and harvesting larger quantities of hemp for eventual processing into raw materials. At present however, total capacity levels for processing hemp fiber and food products still remain too low to create large user demand. The industry has begun to attract the interest of large multinational companies seeking alternative, natural raw material sources. Now, substantially higher planting acreage and more processing facilities are required to develop potential large markets for major customers of certain industrial hemp products.

UNIQUENESS OF BUSINESS

Industrial hemp is an invaluable bioresource (natural biological resource). In 1938, Popular Mechanics magazine stated "Over 25,000 products can be manufactured from hemp." Unique features of the industrial hemp crop, which are of particular importance to the Company's business development strategy, are as follows: the hemp plant and nutraceutical compounds and foods that can be derived therefrom have excellent healing and nutritional properties; hemp fibers can be an environmentally-friendly alternative to large use toxic materials and products such as plastics, fiberglass, etc.; the plant can remediate certain contaminants in soil and water; the plant generates significant agronomic benefits, such as weed control, soil enhancement and crop rotation, increasing profitability to the farm economy; the plant has broad versatility - it is more versatile than the soybean, cotton plant and the Douglas fir combined in its applications and benefits; it provides superior yield (e.g., yields 4X cotton) versus many crops and generates valuable seed for (edible) oil production.

CGP has acquired and / or developed, and continues to develop advanced technologies and processes to maximize the most advantageous attributes of the hemp plant for commercial purposes. The Company is planning to build new, state-of-the-art facilities to process hemp (plant) straw into pulp and various grades of natural fibers for diverse commercial applications, and hemp seed / grain into high nutritional food and nutraceutical products. The Company has also commenced its research and development program, including collaborative agreements with Rutgers University's Center for Agricultural Molecular Biology and Phytomedics, Inc. for molecular biology research for seed breeding, and nutraceutical / pharmaceutical opportunities, respectively; and, with NTECH Corporation (formerly Minus 9, Inc., hereinafter referred to as NTECH) for development of hemp based products that could become environmentally-friendly substitutes for certain plastics and metals (see Research section below).

PRODUCTS

All industrial hemp products originate from one of the four parts of the plant:
(1) seed (2) grain (3) stalk / straw (4) chaff and leaf (previously considered harvest waste). CGP intends to process all parts of the industrial hemp plant to produce and / or develop major raw material (and possibly certain end use) products for commercial sale and applications as follows:

Novel nutraceuticals and pharmaceuticals from phytochemical industrial hemp plant compounds;

New proprietary hemp seed varieties, particularly for traits that could increase fiber content in crop biomass (biological mass of the crop), increase oil yields and (possibly) completely eliminate existing minimal allowable amounts of THC (tetrahydrocannabinol, which is a psychoactive agent with no affect at the minimal, allowable inclusive content in certifiable seed varieties);

High quality nutraceuticals and nutritional human foods such as: edible oils, nuts and protein powder;

High quality / purity fibers for biocomposites; for example, in automotive parts, building insulation and matting materials;

Fibers for pulp to make "tree-free," regular and specialty (e.g., security) paper products, building materials (e.g. particle board) and / or "environmentally-friendly plastic and metal substitutes;"

Hurd for animal bedding, building materials, consumer products and industrial absorbents.

Industrial hemp products offer many unique, beneficial features to the marketplace that can be readily identifiable as follows:

1. Health and Nutritional Properties:

Cannabidiols and other phytochemical compounds of the plant have proven to be neuroprotective (protect the brain from neurological disorders) antioxidants, natural analgesics (pain relievers) and anti-inflammatory facilitators (assist to reduce / prevent inflammation). The compounds unique to the Cannabis genus are termed cannabinoids. Cannabidiol ("CBD") is just one of the cannabinoids of the Cannabis genus plant. Cannabinoids are phenolic, lipophilic compounds, which biosynthetically are derived from a phenol-carboxylic acid and a monoterpen. Chemically, they are benzopyran derivatives;

Edible oil, nut, protein powder and cake contain the optimal, (best ratio) natural profile of essential fatty acids for the human body;

Edible oil, nut and cake contain a high quality and concentration of protein and a high protein efficiency ratio;

Hemp nut and protein powder contain all eight essential amino acids;

Hemp grain products are closest to "organic quality" - nearly free of pesticides, herbicides and artificial fertilizers;

Hemp oil in cosmetics can penetrate skin three layers deep, improving effect.

2. Environmental Benefits:

Hemp fiber is natural and an environmentally-friendly alternative to various petrochemical products in composites, plastics and synthetic fibers (e.g., fiberglass);

Hemp fiber is a substitute for wood products, such as pulp for paper, positively impacting forest conservation;

The hemp plant has unusual characteristics that remediate the soil and water of certain hazardous waste contaminants;

The hemp plant requires less herbicides / insecticides (than other crops with comparable uses) avoiding groundwater and other contamination.

The Company currently grows and harvests hemp under long term contracts with growers. Its hemp straw grown in Europe is being processed into hurd for animal bedding and high quality natural fiber for use in automobile parts and building materials. By mid-late 2000, the Company plans to commence processing of hemp seed / grain into hemp oil, nut and protein powder and larger scale processing of hemp straw into other grades of fiber for sale as raw materials in different end use products, including security paper.

GENERAL DEVELOPMENTS

Hemp is more versatile than a combination of other alternative industrial crops for product applications, and the fiber is stronger and more durable than other industrial crops. The Company has been aggressive in its pursuit of technological advancements that would benefit processing and uses of industrial hemp. Management has concluded an Exclusive Agreement with NTECH, a company involved in atomic and molecularly assembled substances, for the use of hemp fiber in combination with other compounds to produce recyclable and / or biodegradable products to compete with certain plastics and metal products.
The Company anticipates completion of formal product application tests to occur during the last quarter of the year 2000, after which the Company will pursue the most profitable production and marketing strategies.

The Company has also acquired the exclusive license for a phytoremediation process technology for all applications that would utilize industrial hemp as the plant. Phytoremediation is a natural process utilized to remediate polluted sites such as radioactive soil and water, as well as metals, pesticides, hydrocarbons, etc., from weapons facilities or landfills. Plants break down or degrade organic pollutants and stabilize metal contaminants by acting as filters or traps. Industrial hemp is proving itself to be one of the best plants available for this process. The license agreement provides CGP with the worldwide rights for the use of phytoremediation applications that utilize industrial hemp in the field of use, in exchange for a royalty of 2 and 1/2 percent of net service revenues. CGP can either directly utilize the process to provide the remediation service, or sublicense the rights of use to another party.

Although planting seed is the critical raw material for all of the Company's products, it is also a saleable product to create another revenue stream. Of significant importance to seed supply is the Company's relationship with The Bast Institute, Glukhiv, Ukraine. There are several types of seed varieties with different natural origins presently in use. The Bast
Institute, a respected agronomic research institute for industrial hemp and flax, excels at breeding the lowest level THC cultivars available, which is a critical factor for both planting certification (licensing), crop processing and sale of human consumption products. The Company has the exclusive rights to The Bast Institute Ukrainian seed for sales and development (breeding) in North America, important growing countries in Europe and South America, as well as Australia and Africa.

RESEARCH

Research efforts will continue to focus on agronomic studies in Canada, Australia, Africa and South America to learn the optimum growing conditions to maximize yields of industrial hemp fiber and seed. In April 1999, the Company received a $60,000 (Canadian Dollars, approximately $40,000 USD) Grant from A.R.D.I. (Agri-Food Research & Development Initiative) of Canada to conduct such agronomic studies, and is in the process of negotiations for other government grants and research programs regarding the cultivation of industrial hemp. The Company intends to continue research into the production of "hemp metals" and "hemp plastics," as naturally produced materials to compete with existing products, through its collaborative relationship with NTECH. The research commenced in June 1999, and progress to date has exceeded expectations. Test products are anticipated to be available in the fourth quarter of the calendar year 2000.

The Company's collaborative biotechnology research for the development of nutraceutical and pharmaceutical hemp compounds with Phytomedics,Inc. has been in process since April 1999 and, agricultural molecular biology research for the enhancement of important hemp genetic traits (and possible elimination of remaining negligible amounts of THC) in collaboration with the University of Rutgers Center for Agricultural Molecular Biology since June 1999. The agreement with Phytomedics is for five years with a committed cost to CGP of $95,000 for the first year and a mutually agreed upon budget thereafter. Under this agreement, CGP retains all ownership rights of any new product developments, and Phytomedics receives a royalty in the amount of 5 percent of gross revenues derived from any developed product sales. The Rutgers agreement is for three years at a total cost to CGP of $1.2 million. Under this agreement, CGP as the Research Sponsor has the right to license, patent and market any new development with a license fee to Rutgers of a percent of revenues "customary in the industry" therefrom. Typically, the amount would be 2-5 percent of gross revenues.

GOVERNMENT REGULATION

Growing, harvesting and processing of industrial hemp for commercial
(and other) purposes, activities critical to the Company's operations, are presently subject to federal regulations in each respective country in which it currently and / or plans to do business in. The allowable THC content level for certified (for cultivation) seed varieties is up to 0.3 percent. The regulations governing industrial hemp also typically stipulate that licenses are required for the importation, exportation, possession, production / processing, transportation, delivery and / or offering for sale of hemp in any form. Growers of hemp must apply for a license for each crop year in which they cultivate hemp and stipulate the purpose of the hemp crop (i.e., seed, grain, fiber) and seed varieties to be sown. In addition, some of the products that the Company currently may produce, such as industrial hemp oil, may be subject to regulation by the United States Food and Drug Administration ("FDA") or other similar governmental bodies in other countries. Regulations require approval of certified seed varieties to be used, granting of licenses to each grower, periodic testing of plants / seeds grown etc. in order to control the THC levels of the crops and that reputable growers are involved in the process. CGP has adhered to and satisfied all requirements. Notwithstanding that hemp recognition and approval amongst developed countries has accelerated (except in the United States where certain states are more proactive than others and federal approvals are still not available), CGP's research team has established a goal to develop THC-free hemp seed varieties that have superior seed and fiber yields, without diminishing any nutritional value or compromising the positive attributes of the hemp fiber, that will no longer be subject to the administrative burden of the current regulatory requirements. In the interim, CGP's scientific staff will maintain the strictest internal controls to comply with all government testing protocols.

The inability of CGP to develop a completely "THC free" seed variety does not impact in any way the Company's business plans which are based entirely on the continued development, cultivation, multiplication and processing of existing, approved / certified seed varieties only. Failure to obtain FDA or Ministry of Health approval in any country where it presently plans to sell hemp products for human consumption (foods, nutraceuticals, cosmetics), could have a negative impact on the Company's plans and forward looking revenue assumptions.

OPERATIONS

CGP Inc. is a Delaware corporation with domestic offices in Los Angeles, California and New Brunswick, New Jersey. The Company maintains its main office at: 6350 Laurel Canyon Blvd., Suite 406, North Hollywood, California 91606, in addition to offices in Winnipeg, Canada, Cologne, Germany and Zug, Switzerland.

CGP Management has created a multi-continental, diversified strategy in alignment and consistent with the Company's mission. The mission is to establish a significant presence in the expansion of the industrial hemp industry based upon a vertically integrated platform of:

1) Seed -- development and registration of new, better performing, higher yielding and THC- free hemp seed varieties, and to utilize various FAO and United Nations programs to introduce / expand hemp cultivation as a staple to emerging economies based upon this proprietary seed.

2) Growing and Processing -- forming strategic partnerships in each country for the value added uses of hemp fiber and seed products. These partnerships will focus on the continual upgrading and modernization of hemp agriculture and primary processing for the efficiency and economics of hemp use in down-stream products such as paper, textiles and building materials and, ultimately, in technical fiber applications in place of certain plastics, metals and fiberglass products.

3) Research and Development -- continuing R&D in hemp Biotechnology and pharmaceutical and nutraceutical compounds; continuing R&D into the material sciences of using cellulose from hemp as the base for metals, plastics and fiberglass type products that are recyclable and / or biodegradable.

The Company has commenced negotiations for a Joint Venture presence and have begun seed planting trials in Australia, in addition to ongoing operations in Canada and Europe. The Company also expects to begin seed planting trials in Africa and South America in 2000.

In general, the Company's planned manufacturing operations are not labor intensive and neither labor availability nor wages present issues in any of the planned areas of operations. The Company begins operations based upon contractual relationships with farmers to grow industrial hemp for the Company in the selected locations. CGP is entering into long-term contracts - three years, with a three year option exercisable by CGP - with most of its farmers. It is CGP's strategy to supply planting seed to the farmers for both commercial production and seed multiplication purposes. The Company has established quality standards and delivery terms that it considers essential for its purchase obligations of the crop harvest under the contract. A summary of the Company's planned operations, facilities, production and other relevant points are presented below by region.

North America - United States and Canada

In order to establish a significant presence, continued research and development is an important part of the Company's plans. The Company's principal biotechnology and material science research and development activities will be centered in New Jersey, USA. The Biotechnology operations will be conducted on a collaborative basis with two organizations:

Rutgers University, Center for Agricultural Molecular Biology, Alternative Crops Research and Development. Research will focus particularly on industrial hemp through biotechnological approaches. CGP is the Research Program Sponsor, and as such, shall retain all rights to license any developments of interest; and

Phytomedics, Inc., formerly Photosynthetic Harvest, Inc., is a highly reputable development stage biotechnology and biopharmaceutical company with a comprehensive portfolio of novel, proprietary technologies which enable the discovery and manufacturing of biologically active compounds from live plants for uses such as nutraceuticals, pharmaceuticals, agro-chemicals, cosmetic and health care products.

The material science research and development will be conducted through NTECH, a company engaged in the science of nanotechnology and molecularly assembled substances. The first products resulting from this research should be available for industrial trials by June 2000.

The Rutgers agreement is for three years at a total cost to CGP of $1.2 million USD. The agreement with Phytomedics is for five years with a first year cost to CGP of $95,000 USD. The NTECH agreement is such that CGP (the licensee) will pay a royalty of 5% of the net sales price for all products sold by CGP and any / all sub-licensees, to NTECH. The term of the agreement is for 12 month periods, with automatic renewals, unless cancelled by either the licensor or licensee with 12 months, written notice.

Management established CGP Canada in 1998 to grow and process industrial hemp in Western Canada, an area with high quality soil and diverse climatic conditions. 1998 was the first year of operations for CGP Canada. Eight hundred acres of industrial hemp were planted in 1998. Most of the harvest met or exceeded expectations for quality and quantity. The Company maintains 135 MT of seed and 753 MT of straw as inventory from that harvest in a leased storage facility. In the 1999 planting season, the Company has aggressively expanded its Canadian operations. The Company has obtained its raw materials, Ukrainian and French certified seed, as well as Ukrainian breeder / multiplication seed, for this year's planting requirements. Planted acreage was 13,400 acres for commercial production and 4,800 acres for seed multiplication. During the year 2000, the Company plans to press both the seed from inventory and the 1999 harvest to produce a nutraceutical oil, nut and protein powder for sale to health food market customers. To accomplish this the Company intends to invest $1.4 million USD for a temporary seed processing facility.

To execute the processing plans of its integrated strategy, Management intends to commence construction of state-of-the-art, large capacity grain and straw / fiber processing facilities as models for all future facilities. The proprietary design of the fiber processing line is based upon the extensive experience and technological advancements by Bernd Frank, Director of our German facility (BaFa). Dugan & Associates of Los Angeles has been engaged for construction management services.

Construction of both facilities should commence around April 2000 and be completed and operable in mid-2001. Until these full scale facilities are operable, and subject to additional financing, the Company intends to:
1) Subcontract early stages of straw processing to a Canadian company, and;
2) invest $2 million in a fiber cleaning facility that will produce the highest quality "technical" fiber for sale into the North American automotive parts market.

Availability of farmers to contract and labor to work at the planned facilities are more than adequate to achieve objectives. Contracted prices to the farmer are reasonable, and other labor wages should be modest. Although the site for the first hemp fiber processing center in North America has not been identified by Management, the Company anticipates receiving certain tax and other incentives from local governments for revenue and job creation therein. Notwithstanding that planting and harvesting are seasonal between April 1 through October 31, the processing facilities will operate year round.

Europe

NAWARO, a German Investment Company, was formed by CGP in early 1998 to invest in hemp related businesses in German speaking countries and certain other contiguous countries such as Poland and the Czech Republic. NAWARO increased its ownership in BaFa from 15% to 75% as of July 1, 1999.

At present BaFa cultivates approximately 1,235 acres in Malsch, Germany. BaFa, founded in 1994, was the first modern industrial hemp processing facility in Germany. Management believes Germany will be a leader in developing mainstream market products. The German government is considering a mandate that would require German automotive companies to include the use of natural fibers in their manufacturing process to achieve specified levels of recyclability by the year 2002. BaFa has pioneered development of the technology to produce a very fine, technical fiber that is useable in automobile composite parts and as a fiberglass substitute for insulation. End users of BaFa products include Mercedes S Class, BMW and Opel automobiles. BaFa presently operates a facility with a capacity to produce 1,800 MT of fiber, which will soon be expanded to 2,600 MT.

MANAGEMENT AND OWNERSHIP

The strategic business affairs of the Company are managed by the Board of Directors, which presently consists of four members. It is anticipated that the current members will continue to serve until the next annual meeting of the shareholders. At that meeting, new members will be elected for staggered one to three year terms. Daily operations of the Company are the responsibility of its executive officers. The officers are appointed by the Board. It is anticipated that each of the officers will remain for the foreseeable future, and one or more will be elected to the Board.

DEPENDENCE UPON KEY PERSONNEL

The Company relies greatly in its efforts on the services and expertise of its current senior officers: Susan Brana, Chairman of the Board, CGP Inc.; Dr. Werner Thelen, President, NAWARO; Hansjorg Spoerri, CEO, CGP Inc. and President, CGP Europe; Dr. Slavik Dushenkov, Executive Vice President, Research and Development; Mark Kaeller, Chief Operating Officer, CGP Inc. and; Darrell McElroy, Senior Vice President, Agriculture, CGP Canada. The operation and future success of the Company could be adversely affected in the event that the above key personnel were incapacitated or the Company were to lose their services.

PROFESSIONAL SERVICES / ADVISORS

The Company has retained the following firms as advisors of record:

Program & Construction
Management                    Dugan & Associates Construction Management

Auditor                       Kevin G. Breard, C.P.A.

These certified / licensed advisors will support management providing as needed expertise in their respective areas of specialization-construction management, accounting and taxation. During the next five years of planned processing capacity ramp-up, Dugan & Associates will be heavily relied upon to coordinate and manage all planned construction activities in North America, Europe and Africa.

Alan Cade, Senior Vice President of Dugan & Associates, is also a member of the Board of Directors of the Company.

MARKET RESEARCH AND ANALYSIS

GENERAL MARKET DATA

The demand for industrial hemp and industrial hemp products is rapidly increasing. A story in the April 27, 1997 Wall Street Journal found that the demand for industrial hemp products would increase by more than 300% from $75 million to greater than $250 million by 1999. A recent ABC TV news story indicated that worldwide hemp sales would reach an estimated $500 million in 1999.

Based upon discussions between CGP management and executives of major multinational companies, demand for raw materials from hemp (e.g., fiber, pulp) would be significantly greater if planned supply quantities were sufficiently large for a major company to make a long term commitment to its use. Although worldwide global market data by market segment is difficult to ascertain, the University of Kentucky completed a study of the "Economic Impact of Industrial Hemp in Kentucky" (July 1998) that includes estimates of market size by category for the United States domestic markets only. In summary, the study concludes that potential domestic markets exist for:

- 300,000 tons of industrial hemp hurd for horse bedding;
- 112,000 tons of industrial hemp fiber for other products as follows:
- 80,000 tons: Paper
- 18,500 tons: Auto parts
- 7,500 tons: Fiberglass
- 2,500 tons: Textiles
- 3,500 tons: Carpeting

The study also found that the potential domestic markets exist for:

- 36,000 tons of industrial hemp grain meal
- 18,000 tons of industrial hemp oil (for edible and other uses)

The total estimate for the potential domestic market is approximately 466,000 tons / year based upon assumptions used that includes an assumption of a 10-20 percent level of market penetration, depending upon market segment, as reasonable based upon competitive characteristics versus products currently used in the respective market segments.

MARKET SEGMENTS

Nutraceuticals

The nutraceutical / herbal food supplements industry has worldwide sales of more than $17 billion and a 15-20 percent annual growth rate. Nutraceuticals are food substances with health / medical benefits, primarily derived from plants. The industry is, to a large extent, self-regulated, although the predominant trend and consumer demand is for proven efficacy, safety and increased standardization of products. Consumers, particularly those of the "baby boomer" generation, are showing dramatically increased interest in these products as they search for new means to prolong health and well being.

Oil

The market for edible oil at present is approximately 6.9 million metric tons. The food industry generally serves as an indicator of demand. For this reason, food companies are stressing new product introductions. "Functional foods and nutraceuticals" are two relatively new terms in the industry to describe foods containing significant levels of biologically active components that impart health benefits or desirable physiological effects beyond basic nutrition. Consumers are showing continued strong interest in reduced calories and less detrimental fats in food products.

Personal Care Products

Personal care products, encompassing personal soaps, skin care products, hair care products, cosmetics and other toiletries, is a primary consumer end use market for fats and oils and their derivatives. Demand for personal care products is dependent upon demographic and consumer spending patterns, and tends to be highly income elastic. Personal care product shipments are projected to advance 4.3 percent annually to $28 billion in the year 2000, based on new product introductions and an aging population. Consumer preferences for value-priced, environmentally-responsible and better performing products are increasing. Environmental regulations and narrower profit margins have driven personal care products manufacturers' research and development efforts. The economic downturn of the early 1990's sparked renewed consumer interest in value-priced products, such as better performing multifunctional hair care formulations incorporating shampoo, conditioner and other specialty additives.

Another important trend in the personal care products market is growing consumer preference for environmentally compatible products. In addition, the aging population will also influence trends in the use of personal care product consumption. As the baby-boomer population grows older, the group will continue to demand new, better performing products based on advancing technologies and materials to offset signs of aging. In addition, this demographic trend will also provide opportunities for milder, more effective formulations of many personal care products.

Nuts

The North American market for nuts is in excess of $10 billion annually of which the non-peanut segment is approximately $1.3 billion. Nuts with a high nutritional content profile are sold in "health stores" as a nutraceutical food, as well as in mainstream markets, where consumers seek healthier alternatives to peanuts.

Protein Powder

The health food market for high quality whey protein has been dramatically increasing due to its benefits in building lean muscle mass, weight loss and nutritional content. At present, soy based whey protein is the leading product. The market in North America for whey protein was in excess of 150,000 MT in 1998.

Animal Feed

Flax meal, which used to serve this market in North America, has declined significantly to 159,000 tons annually since customers have begun to switch to "higher protein" soy meal, particularly due to noted health improvements in horses.

Horse Bedding (Hurd)

The market for bedding in the US alone is approximately 3 million tons ($400+ million) annually. Most of this market is served presently by bedding made from straw, wood chips, and to a lesser extent, composition mats.

Natural Fibers

Natural fibers have proven to be environmentally-friendly substitutes for hydrocarbon (e.g. petrochemical products) and wood in diverse product categories. Different qualities of fiber are better suited for different product categories. The global markets for these products easily exceed $20 billion annually. The product categories include: paper, automotive parts, building materials, non-wovens, plastics, etc.

Phytoremediation

This is an alternative natural process to remediate various types of polluted sites from radioactive, chemical and hydrocarbon contaminants. The USA market alone exceeds $230 billion according to the US Department of Energy.

In general, hemp raw materials and value-added products are presently available and sold by some suppliers into each of the aforementioned market segments, with the exception of protein powder (processing capability is currently in development by CGP and should be available by the third quarter of 2000), and phytoremediation, which is currently only done on a trial test basis by CGP. CGP presently only produces hurd for bedding and high quality fiber for the automotive parts and residential building materials (insulation) market segments. Based upon Management's plans, the Company should have products available for sale in all market segments before 2001, excluding pharmaceuticals.

COMPETITION

The Company should face competition from numerous companies in each of its targeted market segments. For example:

Hemp fibers (of different grades and qualities) - competition from other agricultural, wood and synthetic fibers and petrochemical products.

Hemp oil - competition from other edible oils such as soy, canola, flax or olive, and also from coconut, palm oils, sunflower etc. used in cosmetics.

Hemp nuts - competition from walnuts, cashews, almonds, peanuts, etc.

Most of the competitors in the above-named product market segments are more established, benefit from market recognition and have greater financial, production and marketing resources than the Company. Management believes that, due to the large number of companies that operate in its diverse product markets, it has no single or group of competitors. Notwithstanding the extent of competition and available products that serve its target markets, the Company's products should successfully achieve a reasonable level of market penetration and compete in these markets based upon the following principal factors:

Agronomic, environmental and economic advantages from growing hemp that should continue to increase demand by the farmers, governments, manufacturers and consumers to enable market development;

CGP's planned advanced, large-scale processing technology should result in the efficient processing of all parts of the industrial hemp plant to facilitate both supply and competitive pricing;

The potential to develop valuable nutraceuticals and pharmaceuticals from low-cost, process waste / by-product that contains proven medicinal benefits;

High to optimum health and nutritional profiles of food products for the nutraceutical and mainstream food markets;

Ability of hemp oil to penetrate three layers of skin, improving the effects in cosmetic uses;

Biodegradability and higher absorbency of horse bedding product;

High quality fiber that is stronger, more flexible, safer, environmentally-friendly and lower cost than existing petrochemical products or synthetic fibers used in automobile parts, insulation, etc.;

Raw fiber to serve as a "tree-free" fiber for making paper;

Unusual capability of industrial hemp to remediate certain hazardous materials in soil and water.

All of these qualities are competitive advantages that distinguish industrial hemp from existing products currently serving large volume and revenue markets and should facilitate reasonable market penetration for the Company's products.

OTHER BUSINESS RISKS

1. Need to Develop New Markets / Products

Although industrial hemp product sales are experiencing rapid growth, the industry is at the early stage of development. Major markets for key industrial hemp raw material products have yet to be developed due to available quantity limitations. Further development and product introduction in the areas of nutraceuticals and biocomposites are important to the development of industrial hemp crop markets.

2. Evolving Marketing Strategy

The Company plans to develop markets through a dependence on resellers / distributors and outside representatives. The Company intends to primarily produce raw materials for value-added manufacturers that supply end user markets. For most of its targeted market segments, it intends to rely on distributors and / or commissioned representatives to sell its products. There can be no assurance that these outside parties will provide the commitment for success required by the Company.

3. Primary Raw Material Supply

Although the Company has an exclusive license to all Ukrainian seed varieties for commercial planting and seed multiplication purposes, there are various other varieties available with particular traits (e.g., THC content; days to maturity). However, the Ukrainian varieties are among the lowest THC content seed varieties in the world. The Company may purchase other varieties during the next one to two years in order to meet its target growth objectives. However, the Company's R & D strategy for seed breeding, together with success in its seed multiplication planting program on a multiple locale, dual-hemisphere basis are critical to control of its principal raw material and overall success of its strategy. Therefore, the Company will be dependent upon a non-controllable source of supply for a limited amount of its seed and there cannot be any assurance the Company will secure its total needs for seed.

4.  Crop Harvesting

The USDA states that 8-10 percent of all sown crops will not produce a viable crop due to natural disasters, poor farming, etc. Under extreme adverse natural occurrences, yield could be affected more severely.

5.  Need for Future Funding; Uncertainty of Access to Capital

The Company plans to build twenty processing facilities over the next five years at an estimated expenditure of $125 million. The development of global marketing capabilities will also require a commitment of substantial funds.
The ability to achieve its plan is dependent upon both the successful generation of cash flow from operations and access to public and / or private capital. Additional equity financing could result in dilution to shareholders. If sufficient capital is not available, the Company may be required to delay the scope of its growth plans.

6.  Technology

The business strategy of the Company includes expectations for technological development and / or advancement in several areas that includes: seed breeding; plant extraction systems for plant compounds; harvesting techniques; processing capability; and biocomposite products. The inability of the Company to achieve economic, viable results in one or more of the above will impact the projected results from operations.

7.  Dependence on Collaborative Development Arrangements

The Company has entered into collaborative agreements with Rutgers University to conduct agricultural biotechnology research and development tasks, and P.H.I. for research and development of commercially viable nutraceutical compounds available in the industrial hemp plant. Although both organizations have excellent track records, these partners, and personnel employed by them, are not controlled by the Company, and each group has other commitments that may limit their availability to the Company. The Company has limited control over the activities of these partners, and can expect only specifically defined
resources to be dedicated to the Company's activities.   There can only be
limited assurance that performance of obligations by the partners will be done on a timely basis or that the Company will derive any commercially valuable products from these arrangements. There can also be only limited assurance that the partners will not pursue existing or alternative projects in preference to those being developed in collaboration with the Company.

8.  Risks Associated with International Sales

The Company expects that international sales will represent a substantial portion of its Company's future business. International sales are subject to a number of risks, including the following: fluctuation in exchange rates, deteriorating general economic conditions, protection of intellectual property, adoption of trade restrictions, etc. that could affect product demand and others that could negatively impact results.

9.  Potential Fluctuations in Operating Results

Fluctuations in the Company's results of operations may be caused by various factors, including the inability to develop, introduce and deliver products on a timely basis, to offer products at competitive prices, changes in distribution channels, timely completion of production facilities, etc. and risks of nature.

ITEM 2. DESCRIPTION OF PROPERTY

The Company has an office in Winnipeg, Manitoba, Canada under the name of its Canadian subsidiary, Consolidated Growers and Processors (CGP) Canada Ltd., that is being leased. The lease term expires January 2001.

As of June 30, 1999 the Company did not own any real property.

The investment policies of the Company are left to the discretion of a quorum of the Board of Directors. Resolutions can be passed by the Board of Directors to allow input from security holders as required.

ITEM 3. LEGAL PROCEEDINGS

As of the date of this filing, the Company is not a party to any legal proceeding.

ITEM 4. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The registrant's securities are traded on the Over-The-Counter Bulletin Board (OTC-BB) operated by the National Association of Securities Dealers, Inc. under the symbol CGPR. The registrant's securities began trading on the OTC-BB on October 27, 1997.

Holders

As of 6/30/99, there were 197 shareholders of Common Stock in the Company, and 32,173,802 shares of Common Stock outstanding.

Dividends

There have been no cash dividends declared on any shares of common equity in the company since the inception of the Company to present.

ITEM 5. DESCRIPTION OF SECURITIES

Common Stock

Warrants - At present, there are no outstanding warrants to purchase common equity in the Company.

Options - At present, there are no options outstanding that can be exercised to purchase equity in the company.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.

Except as otherwise provided by the Company's Certificate of Incorporation or By-Laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting.

A. IMPORTANT INFORMATION ON PENNY STOCKS

This statement is required by the U.S. Securities and Exchange Commission (SEC) and contains important information on penny stocks. Your broker-dealer is required to obtain your signature to show that you have received this statement before your first trade in a penny stock. You are urged to read this statement before signing and before making a purchase or sale of a penny stock.

PENNY STOCKS CAN BE VERY RISKY.

Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. Thus, you may lose your investment. Be cautious of newly issued penny stock.

Your salesperson is not an impartial advisor but is paid to sell you the stock. Do not rely only on the salesperson, but seek outside advice before you buy any stock. If you have problems with a salesperson, contact the firm's compliance officer or the regulators listed below.

INFORMATION YOU SHOULD GET.

BEFORE YOU BUY PENNY STOCK, federal law requires your salesperson to tell you the "offer" and the "bid" on the stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to you after the trade.

You will need this price information to determine what profit, if any, you will have when you sell your stock. The offer price is the wholesale price at which the dealer is willing to sell stock to other dealers. The bid price is the wholesale price at which the dealer is willing to buy the stock from other dealers. In its trade with you, the dealer may add a retail charge to these wholesale prices as compensation (called a "markup" or "markdown").

The difference between the bid and the offer price is the dealer's "spread." A spread that is large compared with the purchase price can make a resale of a stock very costly. To be profitable when you sell, the bid price of your stock must rise above the amount of this spread and the compensation charged by both your selling and purchasing dealers. If the dealer has no bid price, you may not be able to sell the stock after you buy it, and may lose your whole investment.

Brokers' duties and customer's rights and remedies.

If you are a victim of fraud, you may have rights and remedies under state and federal law. You can get the disciplinary history of a salesperson or firm from the NASD at 1-800-289-9999, and additional information from your state securities official, at the North American Securities Administrators Association's central number: (202) 737-0900. You also may contact the SEC with complaints at (202) 272-7440.

FURTHER INFORMATION

The securities being sold to you have not been approved or disapproved by the Securities and Exchange Commission. Moreover, the Securities and Exchange Commission has not passed upon the fairness or the merits of this transaction nor upon the accuracy or adequacy of the information contained in any prospectus or any other information provided by an issuer or a broker or dealer.

Generally, penny stock is a security that:

Is priced under five dollars;

Is NOT traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

May be listed in the "pink sheets" or the NASD OTC Bulletin Board;

Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

Use Caution When Investing in Penny Stocks

DO NOT MAKE A HURRIED INVESTMENT DECISION. High-pressure sales techniques can be a warning sign of fraud. The salesperson is not an impartial advisor, but is paid for selling stock to you. The salesperson also does not have to watch your investment for you. Thus, you should think over the offer and seek outside advice. Check to see if the information given by the salesperson differs from other information you may have. Also, it is illegal for salespersons to promise that a stock will increase in value or is risk-free, or to guarantee against loss. If you think there is a problem, ask to speak with a compliance official at the firm, and, if necessary, any of the regulators referred to in this statement.

STUDY THE COMPANY ISSUING THE STOCK. Be wary of companies that have no operating history, few assets, or no defined business purpose. These may be sham or "shell" corporations. Read the prospectus for the company carefully before you invest. Some dealers fraudulently solicit investors' money to buy stock in sham companies, artificially inflate the stock prices, then cash in their profits before public investors can sell their stock.

UNDERSTAND THE RISKY NATURE OF THESE STOCKS.   Understand the risky nature of
these stocks. You should be aware that you may lose part or all of your investment. Because of large dealer spreads, you will not be able to sell the stock immediately back to the dealer at the same price it sold the stock to you. In some cases, the stock may fall quickly in value. New companies, whose stock is sold in an "initial public offering," often are riskier investments. Try to find out if the shares the salesperson wants to sell you are part of such an offering. Your salesperson must give you a "prospectus" in an initial public offering, but the financial condition shown in the prospectus of new companies can change very quickly.

KNOW THE BROKERAGE FIRM AND THE SALESPERSON WITH WHOM YOU ARE DEALING. Because of the nature of the market for penny stock, you may have to rely solely on the original brokerage firm that sold you the stock for prices and to buy the stock back from you. Ask the National Association of Securities Dealers, Inc. (NASD) or your state securities regulator, which is a member of the North American Securities Administrators Association, Inc. (NASAA), about the licensing and disciplinary record of the brokerage firm and the salesperson contacting you. The telephone numbers of the NASD and NASAA are listed on the first page of this document.

BE CAUTIOUS IF YOUR SALESPERSON LEAVES THE FIRM. If the salesperson who sold you the stock leaves his or her firm, the firm may reassign your account to a new salesperson. If you have problems, ask to speak to the firm's branch office manager or a compliance officer. Although the departing salesperson may ask you to transfer your stock to his or her new firm, you do not have to do so. Get information on the new firm. Be wary of requests to sell your securities when the salesperson transfers to a new firm. Also, you have the right to get your stock certificate from your selling firm. You do not have to leave the certificate with that firm or any other firm.

Your Rights

DISCLOSURES TO YOU. Under penalty of federal law, your brokerage firm must tell you the following information at two different times-before you agree to buy or sell a penny stock, and after the trade, by written confirmation:
THE BID AND OFFER PRICE QUOTES FOR PENNY STOCK, AND THE NUMBER OF SHARES TO WHICH THE QUOTED PRICES APPLY. The BID and OFFER quotes are the wholesale prices at which dealers trade among themselves. These prices give you an idea of the market value of the stock. The dealer must tell you these price quotes if they appear on an automated quotation system approved by the SEC. If not, the dealer must use its own quotes or trade prices. You should calculate the spread, the difference between the bid and offer quotes, to help decide if buying the stock is a good investment.

A lack of quotes may mean that the market among dealers is not active. It thus may be difficult to resell the stock. You also should be aware that the actual price charged to you for the stock may differ from the price quoted to you for 100 shares. You should therefore determine, before you agree to a purchase, what the actual sales price (before the MARKUP) will be for the exact number of shares you want to buy.

THE BROKERAGE FIRM'S COMPENSATION FOR THE TRADE. A markup is the amount a dealer adds to the wholesale offer price of the stock and a markdown is the amount it subtracts from the wholesale bid price of the stock as compensation. A markup/markdown usually serves the same role as a broker's commission on a trade. Most of the firms in the penny stock market will be dealers, not brokers.

THE COMPENSATION RECEIVED BY THE BROKERAGE FIRM'S SALESPERSON FOR THE TRADE. The brokerage firm must disclose to you, as a total sum, the cash compensation of your salesperson for the trade that is known at the time of the trade. The firm must describe in the written confirmation the nature of any other compensation of your salesperson that is unknown at the time of the trade.

In addition to the items listed above, your brokerage firm must send to you:

MONTHLY ACCOUNT STATEMENTS. IN GENERAL, YOUR BROKERAGE FIRM MUST SEND YOU A MONTHLY STATEMENT that gives an estimate of the value of each penny stock in your account, if there is enough information to make an estimate. If the firm has not bought or sold any penny stocks for your account for six months, it can provide these statements every three months.

A WRITTEN STATEMENT OF YOUR FINANCIAL SITUATION AND INVESTMENT GOALS. In general, unless you have had an account with your brokerage firm for more than one year, or you have previously bought three different penny stocks from that firm, your brokerage firm must send you a written statement for you to sign that accurately describes your financial situation, your investment experience, and your investment goals, and that contains a statement of why your firm decided that penny stocks are a suitable investment for you. The firm also must get your written consent to buy the penny stock.

LEGAL REMEDIES. If penny stocks are sold to you in violation of your rights listed above, or other federal or state securities laws, you may be able to cancel your purchase and get your money back. If the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration. You may wish to contact an attorney. The SEC is not authorized to represent individuals in private litigation.

However, to protect yourself and other investors, you should report any violations of your brokerage firm's duties listed above and other securities laws to the SEC, the NASD, or your state securities administrator at the telephone numbers on the first page of this document. These bodies have the power to stop fraudulent and abusive activity of salespersons and firms engaged in the securities business. Or you can write to the SEC at 450 Fifth St., NW., Washington, DC 20549; the NASD at 1735 K Street, NW., Washington, DC 20006; or NASAA at 555 New Jersey Avenue, NW., Suite 750, Washington, DC 20001. NASAA will give you the telephone number of your state's securities agency. If there is any disciplinary record of a person or a firm, the NASD, NASAA, or your state securities regulator will send you this information if you ask for it.

Market Information

THE MARKET FOR PENNY STOCKS. Penny stocks usually are not listed on an exchange or quoted on the NASDAQ system. Instead, they are traded between dealers on the telephone in the "over-the-counter" market. The NASD's OTC Bulletin Board also will contain information on some penny stocks. At times, however, price information for these stocks is not publicly available.

MARKET DOMINATION. In some cases, only one or two dealers, acting as "market makers," may be buying and selling a given stock. You should first ask if a firm is acting as a BROKER (your agent) or as a dealer. A DEALER stock's itself to fill your order or already owns the stock. A MARKET MAKER is a dealer who holds itself out as ready to buy and sell stock on a regular basis. If the firm is a market maker, ask how many other market makers are dealing in the stock to see if the firm (or group of firms) dominates the market. When there are only one or two market makers, there is a risk that the dealer or group of dealers may control the market in that stock and set prices that are not based on competitive forces. In recent years, some market makers have created fraudulent markets in certain penny stocks, so that stock prices rose suddenly, but collapsed just as quickly, at a loss to investors.

MARK-UPS AND MARK-DOWNS. The actual price that the customer pays usually includes the mark-up or mark-down. Markups and markdowns are direct profits for the firm and its salespeople, so you should be aware of such amounts to assess the overall value of the trade.

THE "SPREAD." The difference between the bid and offer price is the spread. Like a mark-up or mark-down, the spread is another source of profit for the brokerage firm and compensates the firm for the risk of owning the stock. A large spread can make a trade very expensive to an investor. For some penny stocks, the spread between the bid and offer may be a large part of the purchase price of the stock. Where the bid price is much lower than the offer price, the market value of the stock must rise substantially before the stock can be sold at a profit. Moreover, an investor may experience substantial losses if the stock must be sold immediately.

EXAMPLE: If the bid is $0.04 per share and the offer is $0.10 per share, the spread (difference) is $0.06, which appears to be a small amount. But you would lose $0.06 on every share that you bought for $0.10 if you had to sell that stock immediately to the same firm. If you had invested $5,000 at the $0.10 offer price, the market maker's repurchase price, at $0.04 bid, would be only $2,000; thus you would lose $3,000, or more than half of your investment, if you decided to sell the stock. In addition, you would have to pay compensation (a "mark-up," "mark-down," or commission) to buy and sell the stock. \1/4\
IN ADDITION TO THE AMOUNT OF THE SPREAD, the price of your stock must rise enough to make up for the compensation that the dealer charged you when it first sold you the stock. Then, when you want to resell the stock, a dealer again will charge compensation, in the form of a markdown. The dealer subtracts the markdown from the price of the stock when it buys the stock from you. Thus, to make a profit, the bid price of your stock must rise above the amount of the original spread, the markup, and the markdown.

PRIMARY OFFERINGS. Most penny stocks are sold to the public on an ongoing basis. However, dealers sometimes sell these stocks in initial public offerings. You should pay special attention to stocks of companies that have never been offered to the public before, because the market for these stocks is untested. Because the offering is on a first-time basis, there is generally no market information about the stock to help determine its value. The federal securities laws generally require broker-dealers to give investors a "prospectus," which contains information about the objectives, management, and financial condition of the issuer. In the absence of market information, investors should read the company's prospectus with special care to find out if the stocks are a good investment. However, the prospectus is only a description of the current condition of the company. The outlook of the start-up companies described in a prospectus often is very uncertain.

FOR MORE INFORMATION ABOUT PENNY STOCKS, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, NW., Washington, DC 20549, (202) 272-7440.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Consolidated Growers and Processors, Incorporated (the "Company") is an industrial hemp company with a growing multinational presence. The Company's primary business objectives are to provide financing, technical, and marketing expertise to the farming, processing, and marketing of products made from industrial hemp and other industrial crops. From June 10, 1997 (inception) to June 30, 1998, the Company's operations were in the development stage. On July 1, 1998 the Company began to receive revenue from hemp products. The Company's activities primarily have been related to raising capital, establishing or acquiring key subsidiaries, performing market analysis, sponsoring research, developing technology, developing products, establishing a grower base, and recruiting employees. The Company's operations primarily have been funded by the sale of common stock and warrants.

In October 1997, the Company signed an agreement with the Ukrainian Academy of Agricultural Sciences / Institute of Bast Crops (the "Institute"). The Institute has granted the Company exclusive licensing rights for certain registered industrial hemp seed varieties which were bred by the Institute. In addition, the Company has exclusive rights for seed production / multiplication of these varieties in North America, Central America, South America, Africa, Australia, New Zealand, and Asia (excluding the countries of the former Soviet Union). Management believes this agreement with the Institute is key to its establishing a leadership position within industrial hemp as the Institute's industrial hemp seed varieties have the lowest THC content of any industrial hemp seed varieties available. The availability of low THC industrial hemp seed varieties has opened up the commercial growing of industrial hemp in both Europe and Canada. A comprehensive seed multiplication program has been established by the Company to multiply seeds for planting in Canada, Europe, Australia, and South Africa. Most governments, including the Canadian Government, have imposed strict THC level requirements for the commercial cultivation of industrial hemp. The Company's exclusive rights to these low THC industrial hemp seed varieties gives it a strategic advantage to build business, particularly in the key North American markets.

In November 1997, the Company entered into an agreement with NTECH Corporation which has developed and also licensed coded microparticles known as StuffDust. This agreement gives the Company the worldwide license for this product for use in various paper products. The Company believes that use of this microparticle should more easily facilitate introduction of industrial hemp fiber into the specialty and security paper markets.

The Company increased its ownership in Badische Naturfaseraufbereitung
("BaFa") from 15 percent to 75 percent on July 1, 1999. BaFa was the first modern grower and processor of industrial hemp in Germany. BaFa has the ability to produce the highest purity and quality of fibers from industrial hemp, which satisfy the most stringent technical specifications and requirements, and are presently being used by automotive manufacturers such as Mercedes, BMW and Opel in automotive panels and also for (residential) building insulation.



The value ascribed to BaFa will be the Company's investment in that entity. At June 30, 1999, that value is $300,784. BaFa has an operating history of less than five years. Although financial statements in accordance with U.S. generally accepted accounting principles are not readily available, BaFa has recorded losses every year.

BaFa's true ASSETS are its technological advances in the processing of industrial hemp fiber. These values are not reflected on BaFa's balance sheet. This would be similar to a biotechnology company where again the true ASSETS are its technical knowledge in the industry. Notwithstanding, the most recently prepared non-audited financial statement at December 31, 1998 indicated that total assets were approximately USD $896,000. The majority of the asset dollars are in equipment, approximately $82% or USD $734,000, but BaFa is highly leveraged. There exists bank loans and creditor balances with a value up to USD $1,258,000. However, again the true ASSETS of BaFa, its knowledge, is substantially greater than its book assets. Conservatively and objectively, the cost value seems most appropriate as a valuation at June 30, 1999.



The Company continued to expand operations of its strategic subsidiaries in Canada (CGP Canada, Ltd.), Germany (NAWARO GmbH), and Switzerland
(CGP Europe AG), respectively, by significantly increasing planted acreage, increasing the consumer base for its high quality fiber and preparing for new operations in Canada to further facilitate the development of worldwide markets for industrial hemp.

In December 1998, the Company sold a subsidiary (Werner Zoellig AG and Glulam Lumber Manufacturing Corporation) to be able to focus on development of industrial hemp products and increase its ownership and control of BaFa.

The Company has successfully planted, for the second consecutive year, several hectares of industrial hemp in Chernobyl, Ukraine. While this project has not generated revenue to the Company, the Company has received recognition of its efforts, resulting in numerous, high profile speaking engagements at international conferences within the agricultural and scientific communities such as the Fourth International Symposium & Exhibition on Environmental Contamination in Central and Eastern Europe, and also periodic seminars in 1999 in Eastern Europe in regards to similar topics.

The Company entered into collaborative research agreements with both Phytomedics Inc. and Rutgers University Biotechnology Center for the research and development of the nutraceutical and pharmaceutical compounds of industrial hemp and the maximization of advantageous genetic traits of hemp (see Research section above).

In December 1998, the Company was engaged as the official editor for industrial hemp for the UN / FAO internet site, disseminating fundamental and scientific information about industrial hemp throughout the world.

RESULTS OF OPERATIONS



Because the Company was in the developmental stage from inception through June 30, 1998, and only began to receive income in July of 1998, only limited revenues were recognized since inception. The amount of these revenues was $-0- for the fiscal year ending on June 30, 1998 and $1,181,865 for the fiscal year ending on June 30, 1999. Revenue from BaFa is not included in these amounts since the increase in ownership in BaFa above the level at which CGP may reflect BaFa's operations as other than an "investment" occurred on the first day of the current fiscal year. Although BaFa has been in operation for four years, overall, the Company has a limited operating history, and its prospects are subject to the risks, expenses and difficulties frequently encountered by companies in an evolving market, in this case industrial crops. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, and successfully market the use of industrial hemp as an alternative to timber and petroleum based products. There can be no assurance that the Company will be successful in addressing these risks. As of June 30, 1999, the Company had an accumulated deficit of $2,490,845. The Company had a negative cash flow from operations of $2,245,407 and $133,841 of cash from investment activities, from the $2,682,884 of cash received from the sale of additional shares.



As a result of the Company's limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The limited operating history of the Company makes the prediction of future results of operations difficult. The Company's expense levels are based in part on its expectations concerning future revenue. The Company's operating expenses have increased significantly since the Company's inception. This trend reflects the costs associated with formation of the Company, development of infrastructure, and increased efforts in the research and development and marketing of industrial hemp products. The Company anticipates marketing expenses to increase in future periods as it pursues an aggressive marketing campaign through a well-established public relations firm and established distribution channels.

Product development costs consist primarily of the development costs of hemp fiber, hemp oil products, "hemp plastics," a material the Company will market to replace traditional plastics, and "hemp metals," a material the Company will market to replace certain metal products (see discussion of hemp plastics and hemp metals above).

General and Administrative expenses have consisted primarily of compensation and fees for salaries and professional consulting services.

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the acceptance by businesses and consumers of industrial hemp, the availability of industrial hemp, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or competitors, pricing changes in the industry, or general economic conditions and economic conditions specific to industrial crops and / or non-wood fibers. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations, and financial condition.

As part of the production process, the Company has established a network of independent distributors in Canada and entered into multi-year contracts to sell its seed to Canadian farmers. These exclusive contracts also provide for the Company to purchase the crop at harvest time. The Company had approximately 800 acres under contract in Canada in 1998. The 1998 Canadian crop had a higher yield than predicted based on typical yields experienced in Europe. The Company purchased the 1998 crop from the Growers in accordance with the Grower contracts. The stalk portion of the 1998 crop, approximately 750MT is currently in storage awaiting construction of a fiber processing facility. As of June 30, 1999, four MT of the 1998 seed crop had been sold for approximately $5,600 USD under long term agreements. The remainder of the 1998 seed harvest (approximately 135 MT) also remains in storage pending completion of a temporary seed processing facility which is scheduled to commence operations in April 2000.

In 1999, 13,400 acres of industrial hemp were planted in Canada for commercial production purposes. This crop achieved growth objectives and the (second) Canadian harvest was successfully completed in October 1999. The Company is preparing plans for a Spring 2000 planting. Additionally, 4,800 acres were planted in Canada for seed multiplication, which also was successfully harvested in October 1999 and will be used for the spring 2000 planting season.

The Company also commenced seed trials in Australia in December 1999.

INFLATION AND CHANGING PRICES

To date, the impacts of inflation and changing prices on the Company's operations have been minimal.

GOING CONCERN QUALIFICATIONS



The auditors of the consolidated financial statements of the Company have stated that the financial statements have been prepared on a going-concern basis for the year ended June 30, 1999. That basis of accounting contemplates the realization of assets and the satisfaction of liabilities in the normal course of conducting business operations. As shown in the consolidated financial statements, operations for the year ended June 30, 1999 resulted in a net loss of ($1,946,435). The Company's future is dependent on its ability to continue to obtain additional capital and realize a level of sales adequate to support its operations.



CAPITAL RESOURCES AND LIQUIDITY



Financial difficulties have existed for CGP. The Company is entering its third year (July 1, 1999 - June 30, 2000). The first year the Company was in the development stage. The development stage took substantial resources to develop markets along with other necessities inherent with this phase. The second year, the Company first recognized revenue with a small amount of planting seed sold. For the third year ended June 30, 2000, the Company has a plan to be a more viable going concern.





First, the Company plans to sell substantially more planting seed, thus creating more operating revenue. At present, the Company is planning in Spring 2000 in Canada to contract grow approximately 40,000 acres, up from 18,200 acres in 1999 and 800 acres in 1998. It appears at present that the Company has more than enough interest from the growers in Canada to meet this goal. Also in 1999, the Company successfully harvested multiplication seed. This seed will be used for the Spring 2000 planting season. The fact that the Company will be producing its own planting seed instead of importing from Europe will increase its gross margin on the sale of planting seed. Further, the Company has planned to increase its acreage in North America in 2001 to approximately 85,000 acres.

Second, the Company plans to expand its revenue stream by selling raw material (seed for oil), oil, nut and protein powder, and fiber for automotive and non-woven applications.

Third, the Company is planning a securities offering / seeking financing for up to $25 million to allow for purchase of state-of-the-art capital equipment. This cash infusion will also help sustain operations.

Fourth, the Company is laying the foundation for year round planting and harvesting by planting test plots in the Southern Hemisphere. The Company has already began trials in Australia in December 1999, and has plans for trials in South America and Africa in 2000.

Fifth, the Company believes that government hurdles in the US of allowing hemp to be grown will decrease or be eliminated. In some places, the government's demanding for environmentally safe materials will accelerate hemp demand. This will support stronger sales in 2000 and beyond.

Sixth, the increase in name recognition of the Company will enhance sales growth in an unpredictable amount in the third year of operation. For example, the Company's supporting studies and research with Rutgers University, P.H.I., Inc. and within the Chernobyl region of the many, many benefits of hemp, and its presence at such worldwide organizations as the U.N. F.A.O., will continue to help the Company as a going concern. The Company continues to position itself as having the premiere expertise in the farming, processing and marketing of industrial hemp.



The Company's Canadian subsidiary, CGP Canada, Ltd., is leasing a facility under a contract terminating in January 2001. The monthly expense is approximately $1,375 US Dollars ($1,926 Canadian dollars).

INCOME TAXES



No provision for income taxes have been provided. The Company incurred a loss for the fiscal year ending June 30, 1999. Also, the Company has carried forward losses from its first year of operation. The Company has elected to carry forward the losses to offset future taxable income. The losses incurred for the years ended June 30, 1998 and June 30, 1999 can be carried forward until they expire at June 30, 2018 and June 30, 2019, respectively. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforward. Thus, the Company has certain deferred tax assets related to the net operating loss carryforward. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable.



ITEM 7. FINANCIAL STATEMENTS

The selected financial data presented below has been derived from the financial statements of the Company. The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.



                                 JUNE 30, 1999               JUNE 30, 1998

Statement of Operations Data:
   Revenue                       $   1,181,865                $          -
   Operating Expenses	           $   2,877,716                $    710,014
   Net Loss                      $  (1,946,435)               $   (544,410)
   Net Loss per Share            $        (.09)               $       (.08)

Balance Sheet Data:
   Current Assets                $     982,373                $    231,692
   Total Assets	                 $   1,474,771                $ 12,766,171
   Total Stockholders Equity     $   1,166,101                $ 12,663,517



CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $200 paid in capital. In exchange for these funds, the company issued 6,123,000 shares to the founders, which were dispersed as follows:

Gain Integrated Systems, Inc.(1)      3,541,500 shares
Martin Moravcik                         581,500 shares
Gero Leson (2)                        2,000,000 shares

(1) Susan Brana is the owner of record.
(2) Terminated by the Board of Directors, June 1998.

The following is a list of cash contributions made by officers, directors, promoters, and affiliated persons made subsequent to the organization of the company, and made for the purpose of acquiring common equity in the company:

Shareholder                   Cash Contribution         No. of Shares Issued

GAIN, Inc.(1)	                  $1,364,967     	              9,257,333

Mark Kaeller                    $  295,367                    1,275,000

Aries Capital Management (2)    $  250,000                      100,000

(1) Susan Brana is the owner of record.

(2) Aries Capital Management is affiliated with Sierra Brokerage, Inc., the Company's market maker.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors

Susan Brana; 46 years old; Chairman of the Board since July 1997

Susan Brana is an entrepreneur in technology companies. Ms. Brana also has broad experience in securities compliance and commercial / investment banking. She has been with CGP (founder) for the past four years, and was the owner / operator of Alt Capital, a broker dealer in Los Angeles, for the three years prior to founding CGP.

Hansjorg Spoerri; 53 years old; CEO, CGP and President, CGP Europe; Director since December 1997

Hansjorg Spoerri has been the managing director of Papierfabrik, Netstal, Switzerland for 12 years. He has more than 25 years experience in the innovative development and production of paper in Europe, and consequently, brings expertise and relationships in the pulp and paper industry.

Dr. Werner Thelen; 43 years old; President, NAWARO; Director since September
1998

Dr. Werner Thelen has been an independent attorney in Cologne, Germany, for the past 15 years, specializing in banking, finance and corporate law. Dr. Thelen has been instrumental in the investment in and development of BaFa.

Alan Cade; 43 years old; Director since July 1998

Alan Cade has been with Dugan & Associates, a highly regarded construction management company in Los Angeles, CA, for over 10 years, and is currently the Senior Vice President with them. Dugan & Associates will manage the construction of all planned, state-of-the-art, integrated straw / fiber and seed processing facilities.

Executive Officers

Susan Brana              Chairman of the Board and Secretary, CGP Inc.
Hansjorg Spoerri         CEO, CGP Inc. and President, CGP Europe AG
Dr. Werner Thelen        President, NAWARO GmbH
Dr. Slavik Dushenkov     Executive Vice President, Research and Development,
                         CGP Inc.
Mark Kaeller             Senior Vice President, Chief Operating Officer,
                         CGP Inc.
Darrell McElroy          Senior Vice President, Agriculture, CGP Canada Ltd.

Dr. Slavik Dushenkov joined CGP in April 1999 and had been a consultant to the Company prior to becoming an employee. Prior to working with CGP, Dr. Dushenkov was a senior research scientist at Phytotech, Inc. from 1995-1999. Prior to that, he was a visiting scientist at the Center for Agricultural and Molecular Biology at Rutgers University from 1992-1995. He has over 20 years of innovative research experience that includes agricultural molecular biology, plant physiology and bioremediation. He is co-inventor on three US patents, and has authored / co-authored numerous books and articles. Dr. Dushenkov will direct the Company's biotechnology and breeding research and development programs.

Mark Kaeller has been with CGP for two years. He has ten years of commercial banking management and operations experience. Prior to his work with CGP, Mr. Kaeller was an A.V.P. at Sanwa Bank for one year and an A.V.P. at Wells Fargo Bank for two and a half years.

Darrell McElroy joined CGP in January 1999. Prior to this, for the past 23 years, he has been an independent pedigree seed grower in cereals, canola and
flax.   He was one of the first growers in 1998 to plant a commercial plot of industrial hemp in Western Canada.

SIGNIFICANT EMPLOYEES

There are no other employees to mention that will make a significant contribution to the Company at this time.

ITEM 9. EXECUTIVE COMPENSATION

Following is the amount of cash and stock compensation for executives of the Company since inception through 6/30/99:

Dr. Slavik Dushenkov - $9,999.30; 13,000 shares of Common Stock
Dr. Werner Thelen - $22,000.00; 200,000 shares of Common Stock
Hansjorg Spoerri - 600,000 shares of Common Stock
Mark Kaeller - $40,500; 1,695,000 shares of Common Stock
Darrell McElroy - $15,333.33; 10,000 shares of Common Stock



SUMMARY COMPENSATION TABLE

  								                                 Long Term Compensation
		  		              Annual                 Awards
                    Compensation
Name and
Principle    			    Years       Salary  		 Restricted Stock
Position


Hansjorg Spoerri    1997-9           -              600,000
CEO

Slavik Dushenkov    1999      9,999.30               13,000
EVP Research &
Development

Werner Thelen       1997-9   22,000.00              200,000
President, NAWARO

Mark Kaeller        1997-9   40,500.00            1,695,000
SVP, Chief
Operating Officer

Darrell McElroy       1999   15,333.33               10,000
SVP, Agriculture


ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial:

Title         Name and address         Amount and nature        Percent
of class      of beneficial owner      of beneficial ownership  of Class

Common        GAIN, Inc (1)                 12,953,183           36.82%
Stock	        1015 Gayley Ave.
              No. 387
              Los Angeles, CA.  90024

Common        Mark G. Kaeller                1,970,000            5.60%
Stock         P.O. Box 572285
              Tarzana, CA.  91357

Common        Meekin Holdings Ltd. (2)       3,000,000            8.53%
Stock

Common        Avoriaz Holdings Ltd. (2)      4,000,000           11.37%
Stock

All Officers                                16,633,183           47.29%
Directors as
a Group

(1) Susan Brana is the owner of record.
(2) Sovereign Management Services, Suites 1601-1603, Kinwick Centre, 32
Hollywood Road,Central, HONG KONG, is the beneficial owner of these shares.

Note: Shareholder records with the Company's transfer agent as of June 30, 1999 show Werner Zoellig AG with 3,000,000 shares outstanding. These shares are to be considered returned to the Company as part of its sale of Zoellig as of June 30, 1999, but were not cancelled on record by the transfer agent until after June 30, 1999.

PRINCIPAL SHAREHOLDERS AND DIRECTORS

A total of 32,174,802 shares of Common Stock were issued and 32,173,802 were outstanding as of June 30, 1999. The authorized capital stock of the Company constitutes 50 million shares of common stock at $0.0001 par value. The holders of Common stock are entitled to one vote per share on all matters to be voted by the shareholders.

ITEM 11. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management has concluded an Exclusive Agreement with NTECH Corporation, a company involved in atomic and molecularly assembled substances, for the use of hemp fiber in combination with other compounds to produce recyclable / biodegradable products to compete with certain plastics and metal products.
The Company anticipates completion of formal product application tests to occur during the last quarter of the calendar year 2000, after which the Company will pursue the most profitable production and marketing strategies. Susan Brana, Chairman of the Board of CGP, is also the Chairman of the Board of NTECH
Corporation. As of June 30, 1999, the Company had a note receivable of $24,200 due from NTECH Corporation that is unsecured, non-interest bearing and due on demand.

Instruments defining the rights of Security-holders, including indentures.

Not applicable.

Voting trust agreements and amendments thereto.

Not applicable.

Company subsidiaries

All of the following companies are 100% wholly-owned subsidiaries of Consolidated Growers and Processors, Inc.:

Consolidated Growers and Processors (CGP) Canada Limited
93 Lombard Ave., Suite 205
Winnipeg, Manitoba
R3B 3B1	Canada

CGP Canada Ltd. is incorporated in Winnipeg, Manitoba, Canada, and operates under the name Consolidated Growers and Processors (CGP) Canada Limited.

CGP Europe AG
Industrie Strasse 1
CH 6304  Zug, Switzerland

CGP Europe AG is incorporated in Baar, Switzerland, and operates under the name
CGP Europe AG.

NAWARO GmbH
Kattenbug 18-24
50667
Cologne, Germany

NAWARO GmbH is incorporated in Cologne, Germany, and operates under the name
NAWARO GmbH.

The following company is owned 75%(as of July 1, 1999) by NAWARO GmbH:

Badische Naturfaseraufbereitung (BaFa)
Stephanstrasse 2
76316 Malsch	Germany

Badische Naturfaseraufbereitung is incorporated in Malsch, Germany, and operates under the name BaFa.

Contacts

Transfer Agent

Interwest Transfer Company, Inc.
Lorraine Brighton-Smith
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, UT.  84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH. 43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant

Kevin G. Breard, CPA, An Accountancy Corporation
9010 Corbin Ave.
Suite 7
Northridge, CA.  91324
(818) 886-0940 Tel.
(818) 886-1924 Fax

RECENT SALES OF UNREGISTERED SECURITIES

Upon organization, the management of the Company created incentive stock options covering a total of 1,000,000 shares and exercisable at $.01 per share. These options were granted to either new or existing officers or directors at any time through the fiscal year ending June 30, 1998. In
November 1997, all 1,000,000 of these options were exercised at $.01 per share;
thus, the Company received $10,000 for the exercising of these options.

In July 1997 (pursuant to Reg. 504 of the Securities Act of 1933), the Company sold 195,000 "units," whereby each unit consisted of one share of Common Stock and two warrants. Each unit was sold at $.10 per unit. Each warrant was exercisable by the holder thereof to purchase one common share of the Company at an exercise price of $2.50 per share. The warrants were immediately detachable from the common shares for separate transfer and were exercisable from the date of the offering circular (July 1, 1997) for a period of twelve months thereafter. At the discretion of the Board of Directors of the Company, and on thirty days prior written notice to warrant holders, the exercise period of the warrants could be extended, or the exercise price of the warrants could be reduced. At any time during the exercise period of the warrants, or any extension thereof, the Company could, on thirty days prior written notice, call the warrants for redemption at a price of $.0001 per warrant. The warrants would expire and become void on conclusion of their exercise period or any extension thereof, if applicable. Of the original 390,000 warrants issued, 306,743 warrants were exercised (total $766,857.50).

Since inception to present, the Company has issued "restricted" shares of Common Stock to various parties. The following is a list of the amount of "restricted" shares issued for cash to 6/30/99, the price in which they were issued at, and the consideration received:

Number of "restricted" shares sold   Price per share    Consideration received

           600,000                      $   .08                 $ 50,000

         4,605,000	                     $   .10                 $ 95,000

         1,300,000                      $   .12                 $161,831

           819,000                      $   .14                 $114,660

         1,725,000                      $   .20                 $345,000

         3,500,000                      $   .24                 $850,000

         1,000,000                      $   .31                 $310,000

           275,000                      $   .50                 $137,500

            55,000                      $  1.00                 $ 55,000

            62,700                      $  2.00                 $125,400

With respect to these shares of Common Stock issued by the Company, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things.
Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Since inception to 6/30/99, the Company has issued 12,466 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $2.50 per share (total consideration $31,165).

Since inception to 6/30/99, the Company has issued 10,000 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $2.00 per share (total consideration $20,000).

Since inception to 6/30/99, the Company has issued 1,100 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $1.00 per share (total consideration $1,100).

Since inception to 6/30/99, the Company has issued 2,556,500 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $.05 per share (total consideration
$127,825).

Since inception to 6/30/99, the Company has issued 121,600 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $.01 per share (total consideration $1,216).

Since inception to 6/30/99, the Company has issued 6,838,000 "restricted" shares of Common Stock to various parties for consideration of services rendered, at a Fair Market Value of $.0001 per share (total consideration
$683.80).

Since inception to 6/30/99, the Company has issued 41,293 "restricted" shares of Common Stock to various growers for the purchase of their harvest, at a Fair
Market Value of $1.00 per share (total consideration $41,293).

In November 1997, the Company entered into an agreement with NTECH Corporation
(formerly Minus 9, Inc., a Nevada Corporation) which developed a coded microparticle product known as StuffDust. This agreement gives the worldwide license in regard to this product to the Company, which allows for the use of the particle in the manufacture of various paper products. As payment for this license, the Company issued 125,000 "restricted" shares of common stock.
These shares were issued at a Fair Market Value of $.05 per share (total consideration $6,250). (See notes to Consolidated Financial Statements for more specifics).

Warrants were sold to and exercised by investors and a director.  Restricted
Shares of Common Stock were sold to investors as well as employees of the Company. Restricted Shares of Common Stock were also issued for services rendered to employees and service providers to the Company.



From July 1, 1999 through Sep. 30, 1999, the Company has issued an additional
11,298,055 Restricted Shares of Common Stock for cash as well as for services rendered by employees and consultants to the Company.



In May 1998, the Company entered into an agreement to acquire 100% of the net assets of Werner Zoellig AG and Glulam Lumber Mfg. For 3,000,000 shares of
Common Stock. The stock was valued at $4.00 per share. (See the notes to Consolidated Financial Statements for more specifics.) The Company has since sold this subsidiary to focus on their core business, i.e., industrial hemp cultivation and processing.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation states the following:

"No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit."
The Company's BY-LAWS, Section 7.4, Indemnity, states the following:

"The corporation shall indemnify its directors, officers and employees to the fullest extent allowed by law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding, and provided further that nothing in this section 7.4 shall be deemed to obviate the necessity of the Board of Directors to make any determination that indemnification of the director, officer or employee is proper under the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of
Section 145 of the Delaware General Corporation Law."

At the present time, the Company is in the process of obtaining D & O
(Directors and Officers) insurance.


/s/ SUSAN BRANA
Susan Brana
Chairman of the Board of Directors


       Consolidated Growers & Processors, Incorporated and Subsidiaries

                    Consolidated Financial Statements

                     June 30, 1999 and June 30, 1998

                                (Audited)

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION


To the Board of Directors
Consolidated Growers & Processors, Incorporated
Monterey, California

Independent Auditor's Report

I have audited the accompanying consolidated balance sheets of Consolidated
Growers & Processors, Incorporated  and Subsidiaries as of June 30, 1999 and
1998 and the related consolidated statements of operations and changes in stockholders' equity, and changes in cash flows for the years then ended.
These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Growers & Processors, Incorporated and Subsidiaries as of June 30,
1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's operations to date have resulted in substantial net losses of $1,946,435 and $544,410 during the years ended June 30, 1999 and 1998, respectively. The Company has experienced financial difficulties, and there will be unforeseen problems and difficulties in the next 12 months. However, the Company appears to have a viable plan to continue in business. As discussed in Note 1 and in Management's Discussion and Analysis, Going Concern and Capital Resources and Liquidity, the plan includes a revenue increase and continued cash proceeds from equity offerings to support operations and to invest in capital equipment for expansion in the industry. The sole reason for the positive equity balance is the continuing effort of company personnel to sell common stock. There is no certainty they will be able to continue to do so, nor is there any assurance the Company's plan will be realized to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KEVIN G. BREARD, CPA
Kevin G. Breard, CPA

Northridge, California
September 25, 1999

NORTHRIDGE OFFICE PLAZA,
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
PH (818) 886-0940   FAX (818) 886-1924


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                         Consolidated Balance Sheet

                                 Assets
								                                        For the year ended June 30,

									                                               1999           1998

Current Assets

Cash and cash equivalents			                        $ 88,683      $ 143,171
Accounts receivable, net			                          731,351              -
Inventories				                                      156,583         87,663
Prepaid expenses and other current assets              5,756            858

Total current assets		                               982,373        231,692

Other assets

Property, plant and equipment, net			                167,414        175,468
Note receivable related party			                      24,200              -
Investments				                                      300,784        195,089
Net assets of discontinued operations and
assets held for disposition                                -     12,163,922

Total other assets			                                492,398     12,534,479

Total assets			                                  $ 1,474,771   $ 12,766,171


                     	Liabilities & Stockholders' Equity

Current liabilities

Accounts payable				                               $ 206,767        $ 4,627
Current portion of long term debt			                  25,476              -

Total current liabilities			                         232,243          4,627

Long-term liabilities

Note payable, net of current portion                  76,427         98,027

Total long-term liabilities			                        76,427         98,027

Total liabilities			                                 308,670        102,654

Stockholders' equity

Common stock, $0.0001 par value, 50,000,000
shares authorized, 32,174,802 shares issued,
32,173,802 outstanding at June 30, 1999 and
11,379,100 shares issued and outstanding
at June 30, 1998                                       3,217          1,138
Common stock to be issued			                          35,778     12,370,378
Additional paid-in capital			                      3,666,077        845,885
Accumulated deficit during the development stage           -       (544,410)
Accumulated deficit                               (2,490,845)             -
Accumulated other comprehensive income               (44,926)        (9,474)
Treasury stock, at cost, 1,000 shares in
1999, 0 shares in 1998			                             (3,200)             -

Total stockholders' equity			                      1,166,101     12,663,517

Total liabilities & stockholders' equity         $ 1,474,771     12,766,171


The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                    Consolidated Statement of Operations

                                                For the Year Ended June 30,

                                                        1999           1998
Revenue

Hemp seeds, grains and by-products		             $ 1,181,865              -

Total revenue			                                   1,181,865              -

Costs and expenses

Costs of hemp seeds, grains, and transportation      790,830              -
General and administrative expenses			             1,927,896        705,166
Research and development			                          158,990          4,848

Total costs and expenses			                        2,877,716        710,014

Net ordinary income			                            (1,695,851)      (710,014)

Other income and expenses

Other income			                                     $ 14,277          1,682
Other expenses			                                    (55,944)             -
Total other income and expenses			                   (41,667)         1,682

Income (loss) from continuing operations
before provision for taxes                        (1,737,518)      (708,332)

Provision for income taxes			                              -              -

Income (loss) from continuing operations	         (1,737,518)      (708,332)

Discontinued operations:

Income from operations of Werner Zoellig
AG & Glulam Lumber Mfg., net of tax		                205,457        163,922

Loss on disposal of Werner Zoellig AG
& Glulam Lumber Mfg., net of tax		                  (414,374)             -

Income loss from discontinued operations		          (208,917)       163,922

Net income (loss)			                             $(1,946,435)     $(544,410)

Income (loss) from continuing
operations per share		                               $ (0.08)       $ (0.10)

Net income (loss) per share		                        $ (0.09)       $ (0.08)


The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                    Consolidated Statement of Cash Flows

                                                   For the Year Ended June 30,

                                                           1999           1998

Cash flows from operating activities

Net income (loss) from continuing operations       $ (1,737,518)    $ (708,332)
Adjustments to reconcile net income (loss)
from continuing operations to net cash used
by operating activities:

Depreciation			                                          36,200            456
Foreign currency translation		                          (35,452)        (9,474)
Issuance of common stock for
goods and services                                          922            337
Issuance of additional paid-in
capital for goods and services	                         138,465        118,838
Income from Zoellig operations		                        205,457        163,922
Loss on sale of investment in Zoellig		                (250,452)             -

(Increase) decrease in:
Accounts receivable		                                  (731,351)             -
Inventory		                                             (68,920)       (87,663)
Prepaid expenses and other current assets                (4,898)          (858)

(Decrease) increase in:
Accounts payable		                                      202,140          4,627

Total adjustments			                                   (507,889)       190,185

Net cash used by operating activities		              (2,245,407)      (518,147)

Cash flow from investing activities

Purchase of investments   		                           (105,695)      (359,011)
Purchase of property and equipment		                    (28,146)      (175,924)

Net cash used in investing activities		                (133,841)      (534,935)

Net cash flows from financing activities

Net (increase) loans to related parties		               (24,200)             -
Proceeds from issuance of short term debt	               25,476              -
Proceeds from issuance of long-term debt                      -         98,027
Repayment of long term debt                             (21,600)             -
Proceeds from issuance of common stock		                  1,157            801
Proceeds from additional paid-in capital              2,681,727        727,047
Proceeds from common stock to be issued		                35,778        370,378
Issuance of common stock to be issued                  (370,378)             -
Purchase of treasury stock		                             (3,200)             -
Net cash provided by financing activities		           2,324,760      1,196,253
Net increase (decrease) in cash and
cash equivalents			                                     (54,488)       143,171
Cash and cash equivalents
at the beginning of the year		        	                 143,171              -
Cash and cash equivalents at the end of the year       $ 88,683        143,171


The accompanying notes are an integral part of these financial statements


       Consolidated Growers & Processors, Incorporated and Subsidiaries
                   Consolidated Statement of Cash Flows

								                                        For the Year Ended June 30,

                                                        1999           1998

Supplemental disclosures of cash flow information

Cash paid during the period for:
   Interest		                                          $ -0-          $ -0-
   Income taxes		                                      $ -0-          $ -0-

Noncash investing and financing transactions

   Issuance of common stock in the year ended
   June 30, 1998 for $112,925 in outside services and $6,250 for a license

      Common stock	                                     $337
      Additional paid-in capital	                    118,838

   Total                                           $ 119,175

   Issuance of common stock for net assets acquisition in the year ended June
   30, 1998.  In the acquisition the Company purchased the net assets of Werner
   Zoellig AG & Glulam Lumber Mfg.  The purchase was accomplished via issuing
   3,000,000 shares of stock at $4.00 per share.

   Issuance of common stock in the year ended June 30, 1999 for $139,387 in goods and outside services

      Common Stock                                 $     922
      Additional paid-in capital                     138,465

   Total                                           $ 139,387

On December 31, 1998 the Company sold back the acquired assets and liabilities of Werner Zoellig AG and Glulam Lumber Mfg. ("Zoellig"). This was a noncash transaction. The stock given in exchange for the net asset and liabilities was returned to the Company and canceled. The stock given in the initial purchase was worth $12,000,000, the value of Zoellig. When the Company disposed of Zoellig on December 31, 1998, the book value of the Company was $12,414,374.
The book value of Zoellig appreciated $414,374, but when the Company disposed of Zoellig, no consideration was received for the increased value.
Accordingly, a noncash loss of $414,374 was recorded in the Statement of Operations.


The accompanying notes are an integral part of these financial statements




		     Consolidated Growers & Processors, Incorporated and Subsidiaries
	          Consolidated Statement of Changes in Stockholder's Equity


                                                             Accumulated                     Accumulated
                                                Additional   Other               Stock       Deficit During
                                 Common Stock   Paid-in      Comprehensive       To Be       Development     Treasury
                         Shares  Amount         Capital      Income              Issued      Stage           Stock         Totals


Common stock issued
for cash at $.000033
per share             4,123,000         $ 412      $ (277)             $ -          $ -              $ -          $ -       $ 135

Common stock issued
for services at
 .0001 per share       1,000,000           100           -                -            -                -            -         100

Common stock issued
for cash at $.10
per share               195,000            20      19,480                -            -                -            -      19,500

Common stock issued
for cash at $2.50
per share                79,600             9     198,991                -            -                -            -     199,000

Common stock issued
for cash at $.01 per
share to officers     1,000,000           100       9,900                -            -                -            -      10,000

Common stock issued
for cash at $.20 per
share                 1,000,000           100     199,900                -            -                -            -     200,000

Common stock issued
for cash at $.20 per
share to officers       500,000            50      99,950                -            -                -            -     100,000

Common stock issued
for cash at .10 per
share to officers       950,000            95      94,905                -            -                -            -      95,000

Common stock issued
for services at $.05
per share             2,256,500           225     112,600                -            -                -            -     112,825

Common stock issued
for cash at $.50 per
share                   150,000            15      74,985                -            -                -            -      75,000

Common stock issued
for license at $.05
per share               125,000            12       6,238                -            -                -            -       6,250

Cash contributed by
officer                       -             -      29,213                -            -                -            -      29,213

Warrants exercised,
stock to be issued      148,151             -           -                -      370,378                -            -     370,378

Stock subscribed,
stock to be issued
at $4.00 per share    3,000,000             -           -                -   12,000,000                -            -  12,000,000

Foreign currency
translation
adjustment                    -             -           -           (9,474)           -                -            -    (9,474)

Net income (loss)             -             -           -                -            -         (544,410)           -    (544,410)

BALANCES AS OF
JUNE 30, 1998        14,527,251       $ 1,138   $ 845,885         $ (9,474)$ 12,370,378       $ (544,410)         $ -  $12,663,517

Reclassification
of stock to be
issued at
June 30, 1998                 -           315  12,370,063                -  (12,370,378)               -            -            -

Sale of subsidiary
(Zoellig) back to
stockholders         (3,000,000)         (300)(11,999,700)               -            -                -            -  (12,000,000)

Issuance of stock
for services          9,224,459           922     138,465                -            -                -            -      139,387

Issuance of stock    11,423,092         1,142   2,311,364                -            -                -            -    2,312,506

Foreign currency
translation
adjustment                    -             -           -          (35,452)           -                -            -      (35,452)

Stock subscribed,
stock to be issued            -             -           -                -       35,778                -            -       35,778

Treasury Stock           (1,000)            -           -                -            -                -       (3,200)      (3,200)

Net income (loss)             -             -           -                -            -       (1,946,435)           -   (1,946,435)

BALANCES AS OF
JUNE 30, 1999        32,173,802       $ 3,217  $3,666,077        $ (44,926)    $ 35,778     $ (2,490,845)    $ (3,200) $ 1,166,101


The accompanying notes are an integral part of these financial statements


        Consolidated Growers & Processors, Incorporated and Subsidiaries
                   Notes to Consolidated Financial Statements


NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Consolidated Growers & Processors, Incorporated was incorporated under the laws of the State of Delaware on June 10, 1997 for the primary purpose of providing financing, technical and marketing expertise to the farming, processing and marketing of products from industrial hemp and other industrial crops. The Company was a development stage enterprise in the prior year: July 1, 1997 - June 30, 1998. Most of the efforts were devoted to financial planning; raising capital; recruiting and training personnel; developing markets; and starting up production. For the year ended June 30, 1999, the Company planned principal operations have commenced and significant revenue was recognized.

The accompanying consolidated financial statements include the accounts of Consolidated Growers & Processors, Incorporated (the Parent) and its wholly owned Subsidiaries Consolidated Growers & Processors, Canada Ltd. (CGP Canada), NAWARO Beteiligungsgesellschaft mbH (NAWARO), and its 98% owned subsidiary Consolidated Growers & Processors, Europe (CGP Europe) (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.



Going Concern

The Company's minimal operations to date have resulted in a substantial operating loss. The sole reason for the positive equity balance is the continuing effort of the Company personnel to sell Common Stock. There is no certainty they will be able to continue to do so. The Company anticipates revenue from the sale of products currently being grown to substantiate growth.

The Company has had financial difficulties. However, the Company has a plan in its third year of operation to be more of a going concern.

First, the Company plans to sell substantially more planting seed, thus creating more operating revenue. The Company plans to have 40,000 acres planted in Spring 2000, an increase of 119% from Spring 1999. Additionally, by growing multiplication seed and producing its own planting seed, the Company can realize greater profit margins.

Second, the Company plans to expand its revenue stream by selling raw material (seed for oil), oil, nut and protein powder, and fiber for automotive and non-woven applications.

Third, the Company is planning a securities offering or seeking financing for up to $25 million to allow for the purchase of state-of-the-art capital equipment. This cash infusion will also help sustain operations.

Fourth, the Company is laying the foundation for year round planting and harvesting by planting test plots in Australia, Africa and South America.

Fifth, more countries are allowing and sometimes encouraging the growth of industrial hemp. Seemingly, sales should increase for the fiscal year end June 30, 2000 and in future periods.

Sixth, the Company's increased name recognition should help sales in the third year. The Company is involved in a worldwide organization and a University to further establish itself as the leader in industrial hemp.



Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



The financial statements for the prior year ending June 30, 1998 have been restated in accordance with APB 30: Reporting the effects of disposal of a segment of a business. This allows for comparable financial statements due to the discontinued operation from a subsidiary, Zoellig.



The Parent and the Subsidiaries have allowed borrowing and lending on an interest free basis.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

Inventory is valued at the lower of cost or market. Inventory will be recorded on a first-in first-out basis.



Revenue is recognized upon the transfer of title to the growers. This usually is the physical delivery of hemp seed to the growers. Hemp can be classified as an annual crop, having a cycle of less than one year. Because the Company is a global purveyor of seeds, the transaction of the transfer of title to the growers will be recorded as a sale. Accordingly, the Company's inventory and cost of hemp seed sold will be adjusted for this revenue recognition cycle.

If the Company has sold the seed to the growers on a credit basis, then decides to purchase the growers' harvest, then this will be accounted for as a separate transaction. These transactions could occur as a result of the Fall 1999 harvest to be recorded in the financial statements for the year ending June 30, 2000.



Research and development expenditures are expensed as incurred.



Investments are recorded under the cost basis of accounting for investments. Although the Company may have a greater than a 20% ownership interest, if the Company cannot exert daily control or management influence, like a board director, then it seems that the cost basis of accounting to be a more reasonable basis for fair financial presentation.



The functional currency for the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of the foreign subsidiary are reflected in stockholders' equity.

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all statements of operations issued after December 15, 1997 for all entities with complex capital structures. Adoption of SFAS No. 128 had no effect on the Company's financial statements. Basic EPS is computed as net income (loss) divided by the weighted averaged number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares that may be issued through stock options, warrants, and other convertible securities.

Loss per share is computed using the weighted average number of common shares outstanding. At June 30, 1999 and 1998 the weighted average number of shares outstanding were 22,429,496 and 7,144,964 respectively. The computation of loss per share does not include common stock equivalents because the Company does not carry these instruments.


NOTE 2:  ACCOUNTS RECEIVABLE, NET

The accounts receivable are trade contracts with growers for the production of industrial hemp. The Company will receive the receivable balance over two installment periods: November 30, 1999 and January 31, 2000. No material amounts were provided for an allowance for doubtful accounts at June 30, 1999.


NOTE 3:  INVENTORIES
                                                         1999          1998
Inventories consist of:
Grain		 	                                           $ 134,947      $ 53,467
Planting seed	     	                                   11,061        34,196
Straw bales	     	                                     10,575             -

Total	      	                                       $ 156,583       $87,663


NOTE 4:   INVESTMENT

The Company purchased 15% ownership interest in Badische Naturfaseraufbereitung GmbH (BaFa) for $169,689 for the year ended June 30, 1998. At June 30, 1999, the Company would increase its ownership interest of BaFa. The total BaFa investment at June 30, 1999 is $300,784. An additional interest in BaFa was still in negotiations at the fiscal year end. After the fiscal year end, the Company invested another $52,737 in BaFa. The financial statements carry the investment on the cost basis for both years. The primary reason for the investment in BaFa is that BaFa has represented to the Company that it possesses the required skills to operate as a mechanical processing facility for industrial hemp crops. BaFa then would provide industrial hemp fiber to the Company, as ordered, at the prevailing fair market wholesale prices.

For the year ended June 30, 1998, the Company had made investments in hemp fiber technology of $25,400. For the year ended June 30, 1999, these capitalized costs were written off to research and development.


NOTE 5:   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

			                                                             Depreciable
 		                                        1999         1998    Lives

Machinery & equipment		               $ 198,557    $ 175,468    5 years
Furniture & fixtures		                    5,513 	          -    7 years

Total property, plant and equipment	    204,070      175,924

   Accumulated depreciation		           (36,656)        (456)

Total property, plant and
equipment, net		                      $ 167,414    $ 175,468

Depreciation expense for the years ended June 30, 1999 and June 30, 1998 was $36,200 and $456 respectively.


NOTE 6:   NOTE RECEIVABLE-RELATED PARTY

The note is unsecured, non-interest bearing, and due on demand. The related party is NTECH Corporation. A majority shareholder in the Company is also a majority shareholder in NTECH.


NOTE 7:   COMMITMENTS  AND CONTINGENCIES

Effective on October 1, 1997, the Company signed an agreement with the Ukrainian Academy of Agricultural Sciences/Institute of Bast Crops (the "Institute") whereby the Institute exclusively licensed to the Company certain industrial hemp registered seed varieties, which were bred by the Institute.

Under the terms of this agreement, the Institute will provide seed production services for the Company on an exclusive basis for certain specified seed varieties in the following geographic territories: North America, Central America, South America, Africa, Australia, New Zealand and Asia (excluding the countries of the former Soviet Union).

The Company is committed to pay a royalty of 5% of the gross sales price (excluding the costs of packaging, insurance, taxes, duties, transportation or other non-production expenses) of these seed varieties to the Institute. This agreement will continue in effect until canceled by either party upon providing three years notice to the other party.

On November 15, 1997, the Company entered into an agreement with NTECH Corporation (formerly Minus 9 Inc.), a Nevada Corporation, which had developed a coded micro particle product known as StuffDust. This agreement gives the worldwide license in regard to this product to the Company, which allows the use of the particle in the manufacture of various paper products.

As payment for this license, the Company issued 125,000 shares of common stock in 1997, and is committed to pay Minus 9 Inc. royalties on net revenues derived from the sales of this product. Royalties range from 4% of net revenues to 7.5%, depending upon such factors as user application and volume of sales. Regardless of net revenues derived from the sale of particle products, the Company is committed to pay the following annual minimum advance royalties:

     Year   	               Amount

     1999	                   $ -0-
     2000		                100,000
     2001		                100,000
     2002 and thereafter		 100,000

Minimum advance royalty payments will be credited against royalties due based upon actual sales.

This license agreement will terminate upon the expiration of the last-to-expire patent relating to the licensed product.


NOTE 8:   RELATED PARTY TRANSACTIONS

Related party transactions are summarized as follows:

1. 8,474,000 shares of common stock was issued to the Chairman of the Board for $1,309,169. The value of the shares ranged from $0.10 to $0.249671.

2. 1,625,000 shares of common stock was issued to the chief financial officer for $252,231. The value of the shares ranged from $0.0001 to $0.249671.



3. Additional stock as issued at par for services to parties who invested money and resources into the Company (primarily the officers, directors and employees). These parties were generally working without monetary compensation. The Board of Directors voted these shares be issued at par within the first three years of start up operations to parties who did not earn compensation for their services.

A valuation was used that considers the Company's low public float and the characteristics of penny stocks. The Company believes the potential dilution to other shareholders for these shares is more than offset by the intention of these individuals to hold these securities as a long-term investment and for their services to increase value for all shareholders.



NOTE 9: INCOME TAXES



No provision for income taxes have been provided. The Company incurred a loss for the year ended June 30, 1999. Also, the Company has carried forward a loss from its first year of operation. The Company has elected to carry forward the losses to offset future taxable income. The losses incurred for the years ended June 30, 1998 and June 30, 1999 can be carried forward until they expire at June 30, 2018 and June 30, 2019, respectively. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforward. Thus, the Company has certain deferred tax assets related to the net operating loss carryforward. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable. Therefore, no valuation allowance has been recorded.



NOTE 10:   DISPOSITION

On May 31, 1998, the Company purchased the net assets of Werner Zoellig AG. & Glulam Lumber Mfg. The purchase was accomplished via issuing 3,000,000 shares of stock at $4.00 per share.

On December 31, 1998, after seven (7) months, the Company decided to sell the subsidiary back to its prior shareholder. The Company took back the issued shares of stock, and the ownership reverted back to its prior ownership.

This transaction qualifies as a disposal of a business segment. This subsidiary had a separate product line of glue laminated wooden beams.


NOTE 11:   SEGMENT INFORMATION

Industry Segment Data

The Company will have one business segment: industrial hemp fiber, seeds, oil, and by-products. No revenues have been received from imports. The Canadian sales are exclusively within Canada.

Consolidated Growers & Processors, Incorporated (the Parent) employs two (2) people, Consolidated Growers & Processors, Canada Ltd. employs five (5) people, Consolidated Growers & Processors, Europe employs one (1) person and NAWARO Beteiligungsgesellschaft mbH employs one (1) person.

Geographic Area Data

June 30, 1999

                      United                         Adjustments
                      States     Canada     Europe   and          Consolidated
                                                     Eliminations
Revenue from
continuing operations
Unaffiliated customers $ -0- $1,181,865      $ -0-            $ -  $ 1,181,865

Transfers between
geographic areas           -          -          -              -            -

Total revenues from
continuing operations    -0-  1,181,865        -0- 	            -    1,181,865

Earnings from continuing
operations before
income taxes		    (1,656,960)     5,788    (52,618)             -   (1,703,790)

Identifiable assets
From continuing
operations	        1,464,743    938,682    445,567 	   (1,374,221)   1,474,771

Net assets from
Continuing
Operations         1,342,905    (64,870)   (66,863)       (45,071)   1,166,101


June 30, 1998

                      United                         Adjustments
                      States     Canada     Europe   and          Consolidated
                                                     Eliminations

Revenue from
continuing operations
Unaffiliated customers $ -0-      $ -0-      $ -0-          $ -0-          -0-

Transfers between
geographic areas	          -          -          -              -            -

Total revenues from
continuing operations    -0-        -0-        -0-            -0-          -0-

Earnings from continuing
operations before
income taxes		      (618,279)   (65,853)   (24,200)	            -     (708,332)

Identifiable assets
from continuing
operations           789,211     96,061    380,254     	 (663,277)     602,249

Net assets from
continuing
operations           599,121    (71,377)    46,485         89,288      663,517